EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 395 Kesmark Street Dollard-des-Ormeaux, QC H9B 3J1

Item 2	Date of Material Change

January 22, 2020

Item 3	News Releases

News release dated January 22, 2020.

Item 4	Summary of Material Change

On January 22, 2020, the Company announced that it has made changes to its Board of Directors and Management to prepare for its next growth phase and launch of products in the United States.

On January 21, 2020, the Company granted 100,000 stock options, with a term of three years and exercise price of $0.25, to a director.

Item 5	Full Description of Material Change

Refer to the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 804-7783.

Item 9	Date of Report

January 22, 2020

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SCHEDULE “A”

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BetterLife Pharma strengthens Board of Directors and Management

The Company prepares for its upcoming launch of its branded product line in the US

VANCOUVER, January 22, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that it has made changes to its Board of Directors and Management to prepare for its next growth phase and launch of products in the United States.

Dr. Toni Rinow, Chief Executive Officer of BetterLife, resigned from the Company and Ahmad Doroudian, an original founder of the Company, has been appointed interim-CEO. Dr. Rinow will assist the Company and the interim-CEO during a transition period.

Two current Board members Dr. Joseph Borovsky and Russell Starr are stepping down effective January 22, 2020. Mr. Russell Starr is also resigning as an officer of the Company effective January 31, 2020 to pursue other opportunities, but he will continue to support the Company during a short transition period. Mr. Robert Metcalfe and Mr. Ahmad Doroudian are being appointed to the Board to replace Dr. Borovsky and Mr. Starr.

Mr. Metcalfe is the former President and Chief Executive Officer of Armadale Properties with significant holdings across numerous industries including finance, construction of office buildings, Buttonville Municipal Airport ownership, management and refurbishing, land development, automotive dealerships as well as newspaper publishing, radio and television stations. Mr. Metcalfe was a director of Canada Lands Company Limited, one of the largest real estate corporations in Canada, and was a director and Chairman of the Board of CN Tower Limited, the tallest communications structure in the world.

Throughout his career Mr. Metcalfe has served as a director of numerous public and private corporations including Chairman of the Board of Alberta Oilsands (TSXV:AOS). He currently serves as director of the publicly listed companies Gran Colombia Gold Corp. and Blue Star Gold Corp.

Ahmad Doroudian has over 28 years of experience as a senior pharmaceutical executive with significant experience in operations, product launches in Canada, US and Europe. Mr. Doroudian brings has been involved in a number of M&A transactions in the pharmaceutical and nutraceutical space as well as multiple IPOs. He was the founder and CEO of Merus Labs (NASDAQ: MSLI), a specialty pharmaceutical company that reached $120 M+ in sales and sold for $300 M+ in 2017.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. BetterLife has developed pharmaceutical grade products including CBD, phytocannabinoid and micronutrient derived formulations utilizing proprietary drug delivery technologies that are unique, patent protected and with clear superior benefits to the user such as high absorption, low bioburden and ease of use. BetterLife is uniquely positioned to execute on its brand leader strategy in its main markets in Germany, US and Canada.

Please visit www.abetterlifepharma.com for more information.

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, and the financial strength of BetterLife's future customers and suppliers. BetterLife does not undertake any obligation to update such forward-looking statements, except as required by law.

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